Exhibit 2.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of August 3, 2012, by and among: (i) XPO Logistics Canada Inc., an Ontario corporation (“XPO”); (ii) 1272387 Ontario Inc. and 1272393 Ontario Inc. (together, “Sellers” and each a “Seller”); and (iii) Keith Matthews and Geoff Bennett, each of whom is an individual resident in the Province of Ontario (together, the “Principals” and, collectively with the Sellers, the “Seller Parties”). XPO and the Seller Parties are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

A.	WHEREAS, Kelron Corporate Services Inc. (the “Company”) is engaged in the business of logistics and brokerage services (i.e., arranging for the transportation of freight, whether by truckload, less-than-truckload or otherwise) (the “Business”); and

B.	WHEREAS, the Business is carried on by the Company and the Company’s subsidiaries, and each of their respective subsidiaries, and by its Affiliate, Kelron Cleveland, all of which are listed in Schedule 2.1(a) (each referred to in this Agreement as a “Subsidiary” and, collectively, the “Subsidiaries”). The Company and the Subsidiaries are referred to in this Agreement as the “Company Group”; and

C.	WHEREAS, the Sellers are the sole owners of all of the issued and outstanding common shares in the capital stock of the Company (the “Common Shares”), being 22 issued and outstanding Common Shares and no more; and

D.	WHEREAS, XPO desires to purchase from Sellers, and Sellers desire to sell, assign, transfer and convey to XPO all of the Common Shares (the “Shares”) for the consideration described herein, all as set forth in this Agreement and the documents executed in connection herewith (collectively, the “Transactions”); and

E.	WHEREAS, XPO desires to purchase from Benamyze Holdings Ltd. the 10,010 Class “A” common shares in the capital of Kelron Vancouver (as such term is defined below); and

F.	WHEREAS, XPO desires to purchase (i) from Louis Comitini the 2,500 non-voting common shares, from Darin Pritchard the 1,000 non-voting common shares, and from Tim Ellis the 1,000 non-voting common shares, respectively, in the capital of Kelron Montreal (as such term is defined below), and (ii) from the Company all of the issued and outstanding shares in the capital of Kelron Montreal held by the Company.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE 1

THE TRANSACTIONS

1.1 Purchase and Sale.

Effective as of 12:01 a.m. on the date hereof (the “Effective Time”), subject to the terms and conditions in this Agreement, XPO (or its designee) agrees to purchase the following shares:

(a) from the Sellers, and the Sellers hereby agree to sell, assign, transfer and convey to XPO, all of the Shares;

(b) from Benamyze Holdings Ltd. the 10,010 Class “A” common shares in the capital of Kelron Vancouver (the “Kelron Vancouver Shares”) pursuant to the exercise by the Sellers of the Sales Notice (as such term is defined in the Kelron Vancouver USA) dated August 1, 2012 and the execution and delivery of stock transfer powers in respect of such shares in favour of XPO; and

(c) from Louis Comitini the 2,500 non-voting common shares, from Darin Pritchard the 1,000 non-voting common shares, and from Tim Ellis the 1,000 non-voting common shares, respectively, in the capital of Kelron Montreal, and from the Company all of the issued and outstanding shares in Kelron Montreal held by the Company (collectively, the “Kelron Montreal Shares”) pursuant to the exercise by the Company of the Sale Notice (as such term is defined in the Kelron Montreal USA) and the Offer Notice each dated August 1, 2012 and the execution and delivery of stock transfer powers in respect of such shares in favour of XPO.

1.2 Share Purchase Price.

The aggregate consideration to be paid for the Shares, the Kelron Vancouver Shares and the Kelron Montreal Shares is Two Million Two Hundred Thousand Dollars ($2,200,000) (collectively, the “Share Purchase Price”). The Share Purchase price shall be paid on the closing of the Transactions in immediately available funds as follows:

(a) the sum of One Million Dollars ($1,000,000) (the “Holdback”) shall be placed into an escrow account with Gowling Lafleur Henderson LLP (the “Escrow Agent”) and shall be released from such escrow account pursuant to the terms of an escrow agreement dated the date hereof (the “Escrow Agreement”) between the Parties and the Escrow Agent;

(b) the sum of Five Hundred Thousand Dollars ($500,000) will be paid by delivery of a promissory note of XPO issued in the name of 1272387 Ontario Inc. (the “2387 Note”);

(c) the sum of Five Hundred Thousand Dollars ($500,000) will be paid by delivery of a promissory note of XPO issued in the name of 1272393 Ontario Inc. (the “2393 Note”);

(d) the sum of Two Hundred Thousand and Two Hundred Dollars ($200,200) will be paid to Kelron Vancouver for the benefit of Benamyze Holdings Ltd., or as it may otherwise in writing direct, in respect of the Kelron Vancouver Shares by wire transfer;

(e) the sum of One Dollar ($1.00) will be paid to Kelron Montreal for distribution to Louis Comitini, the sum of One Dollar ($1.00) will be paid to Kelron Montreal for distribution to Darin Pritchard and the sum of One Dollar ($1.00) will be paid to Kelron Montreal for distribution to Tim Ellis, respectively, or as they may otherwise in writing direct, in respect of the Kelron Montreal Shares; and

(f) the amount which is comprised of the balance of the Share Purchase Price after deducting therefrom the amounts set out in above in subsections (a) through (e), inclusive, to the Sellers, or as they shall in writing otherwise direct, by wire transfer.

1.3 Discharge of Liabilities

XPO shall, or shall cause the Company to, forthwith on or immediately after the Effective Time, pay the outstanding Bank Indebtedness and outstanding Shareholder Loans.

XPO does hereby indemnify the Seller Parties from any liabilities arising pursuant to guarantees or personal guarantees, as the case may be, in favour of the Royal Bank of Canada relating to indebtedness owed by the Company Group to the bank, to the extent such guarantees relate to the Bank Indebtedness. XPO will take all reasonable steps to obtain the discharge of all such guarantees forthwith after the Effective Time.

1.4 Working Capital Requirement.

(a) The Sellers hereby represent and agree that the Working Capital as of the Effective Time equals or exceeds $2,600,000 (the “Working Capital Target”). As used herein, “Working Capital” shall mean the amount by which the aggregate of the Current Assets exceeds the aggregate of the Current Liabilities; “Current Assets” shall mean all current assets, excluding cash and cash equivalents, owned by the Company Group as of the Effective Time, as determined in accordance with GAAP applied consistently with past practice, with the adjustments noted on, and in the form of, Schedule 1.4 hereto; and “Current Liabilities” shall mean all current liabilities of the Company Group as of the Effective Time, as determined in accordance with GAAP applied consistently with past practice, with the adjustments noted on, and in the form of, Schedule 1.4 hereto, and for the purposes hereof shall exclude the Bank Indebtedness and the Issued Cheques. For certainty, the Accounts Receivables, including those owing by Ronald A. Chisholm Ltd. will be included in Current Assets. No severance costs shall be included in the calculation of Current Liabilities.

(b) On or before the date that is 45 days following the Effective Time, XPO shall prepare a schedule setting forth XPO’s determination of Working Capital as of the Effective Time (the “Working Capital Schedule”) and shall deliver the Working Capital Schedule to the Sellers. XPO shall make the work papers and back-up materials used in calculating the Working Capital Schedule and appropriate XPO personnel available to the Sellers, their accountants and other representatives in connection with their review.

(c) Within 30 days after XPO’s delivery of the Working Capital Schedule, the Sellers shall deliver written notice (the “Working Capital Dispute Notice”) to XPO of any dispute or objection to the Working Capital Schedule, specifying in reasonable detail any contested amounts and the basis therefor. Any amounts not disputed in the Working Capital Dispute Notice (if one is delivered) shall be deemed to be accepted by the Sellers as final. The Working Capital as of the Effective Time, as finally determined pursuant to this Section, is referred to herein as the “Final Working Capital”.

(d) Within ten days after the determination of the Final Working Capital:

(i)	if the Working Capital Target is greater than the Final Working Capital by at least $100,000, then the Seller Parties shall be jointly and severally obligated to pay to Buyer an amount, by wire transfer of immediately available funds, equal to (A) $2,600,000, less (B) the Final Working Capital; or

(ii)	if the Final Working Capital is greater than the Working Capital Target by at least $100,000, then Buyer shall pay to the Sellers an amount, by wire transfer of immediately available funds, equal to (A) the Final Working Capital, less (B) $2,600,000.

(e) If a Working Capital Dispute Notice (a “Dispute Notice”) is delivered, then the Parties shall each use their commercially reasonable efforts to resolve the dispute and negotiate with each other in good faith to reach a satisfactory resolution. If the Parties are unable to resolve any dispute set forth in a Dispute Notice, then any amounts remaining in dispute shall be submitted to a mutually acceptable independent, firm of chartered accountants (the “Accountants”). In the event that the Parties cannot agree on a mutually acceptable Accountant, each of XPO, on the one hand, and the Seller Parties, on the other hand, shall nominate one independent, firm of chartered accountants and then the two independent, firms of chartered accountants nominated shall identify a third independent, firm of chartered accountants which shall act as the Accountants. The determination by the Accountants of the amounts in dispute shall be made on the basis of the submissions made by the Parties and shall not involve the Accountants’ independent review of the records of the Company. Any determination by the Accountants shall not be outside the range defined by XPO’s and the Seller’s proposed adjustments thereto, and such determination shall be final, binding and non-appealable upon the Parties. The fees of the Accountants shall be borne equally by XPO, on the one hand, and the Sellers, on the other. Each of the Parties agrees that the dispute resolution provisions set forth in this Section constitutes the exclusive mechanism by which disputes relating to the Working Capital Schedule, if any, shall be resolved. Accordingly, each of the Parties agrees not to sue any other Party or become a party to a lawsuit on the basis of any claims of any type relating to such matters following the Effective Time. Each of the Parties understands that any violation of this covenant not to sue will entitle the other Parties to apply for, and receive, an injunction to restrain any such violation.

(f) An adjustment to Working Capital as finally determined shall be allocated to the Gross Proceeds and applied to the Share Purchase Price.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Each of the Seller Parties represents and warrants, jointly and severally, to XPO as follows as of the Effective Time:

2.1 Organization and Good Standing.

(a) The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be, with full power and authority to conduct its business, own the properties it owns, and execute, deliver, and perform this Agreement and the other documents related hereto to which it is a party.

(b) The Company and each Subsidiary is duly qualified or registered to do business and is in good standing in each jurisdiction in which the character of the properties owned, operated, or leased by such entity, or the nature of its activities, is such that qualification or registration by such entity in such jurisdiction is required by applicable federal, provincial, state, local, municipal, or foreign law, ordinance, principle of common law, code, regulation, statute or treaty (collectively, the “Legal Requirements”). Schedule 2.1(a) contains a list of all jurisdictions in which the Company and its Subsidiaries are so qualified or registered or required to be so qualified or registered. The Sellers have delivered or made available to XPO copies of the Company’s and each Subsidiary’s articles or certificate of incorporation, bylaws and similar organizational documents as currently in effect and any amendment to any of the foregoing. Other than as set out in Schedule 2.1(a), the Subsidiaries are wholly owned by the Company, the Subsidiaries do not have any subsidiaries, and neither the Company nor any Subsidiary, directly or indirectly, beneficially owns or is a party to or bound by any Contract to acquire any interest of, or any other security, equity, ownership interest, debt investment, or similar interest in, any other Person.

2.2 Capitalization.

(a) Schedule 2.2 contains (a) a complete and correct description of the number of authorized, issued, and outstanding shares in the capital stock of the Company and each Subsidiary, and (b) a complete and correct list of all holders of the shares and other securities or equity interests of the Company and each Subsidiary and the number of shares and other securities owned by such persons. The authorized capital of the Company consists solely of an unlimited number of Common Shares. The 22 Common Shares (x) constitute all of the issued and outstanding shares in the capital stock of the Company, (y) have been duly authorized and validly issued, and (z) are fully paid and non-assessable. Except for this Agreement and the other documents delivered in connection with this Agreement including, without limitation, the Kelron Cleveland APA (collectively, the “Ancillary Documents”) and except pursuant to unanimous shareholders’ agreements that have been delivered to XPO, there are no outstanding warrants, options, including stock option plans, Contracts, subscriptions, convertible or exchangeable securities, or other commitments, verbal or written, pursuant to which the Company or any Subsidiary is or may become obligated to issue any shares or any other securities convertible, exchangeable, or exercisable for any such shares in their respective capital stock, and no equity securities of the Company or any Subsidiary is reserved for issuance for any purpose. None of the Shares were issued in violation of the Securities Act (Ontario) (the “Securities Act”), or any other Legal Requirement. On or before the Effective Time, all of the Subsidiaries, except for Kelron TCL, will be wholly owned, directly or indirectly, by the Company.

(b) The Sellers own all of the Shares to be transferred by them hereunder (as set forth in Schedule 2.2), free and clear of all Liens. None of the Seller Parties is a party to any Contracts or commitments including shareholders’ agreements or similar relating to the voting, purchase, or sale of the Shares, other than this Agreement. Upon delivery to XPO of certificates representing the Shares or executed share transfer powers (separate from certificate) therefor, duly endorsed for transfer to XPO, and receipt by the Sellers of the net amount of the Share Purchase Price therefor, XPO will acquire the Shares and such shares shall be free and clear of any Liens.

(c) On Closing, XPO will have acquired pursuant to the Company’s delivery of the Sales Notice dated August 1, 2012 to Benamyze Holdings Ltd. pursuant to the Vancouver USA and the completion of the purchase and sale terms and conditions under Section 10.1(b) of the Kelron Vancouver USA for the sale and transfer of the Kelron Vancouver Shares all of the issued and outstanding shares of Kelron Vancouver held by Benamyze Holdings Ltd. Such shares together with the shares of Kelron Vancouver held by the Company constitutes all of the issued and outstanding shares of Kelron Vancouver. The allocation of value to the Kelron Vancouver Shares is correct and appropriate for the purposes of the purchase by XPO of the Kelron Vancouver Shares from Benamyze Holdings Ltd. on or prior to the Effective Time.

(d) On Closing, XPO will have acquired pursuant to the Company’s delivery of the Sale Notice dated August 1, 2012 to Louis Comitini, Darin Pritchard and Tim Ellis, respectively, pursuant to the Montreal USA and the completion of the purchase and sale terms and conditions under Section 10.1(b) of the Kelron Montreal USA for the sale and transfer of the Kelron Montreal Shares held by Louis Comitini, Darin Pritchard and Tim Ellis, respectively. Such shares together with the shares of Kelron Montreal held by the Company constitutes all of the issued and outstanding shares of Kelron Montreal. The allocation of value to the Kelron Montreal Shares is correct and appropriate for the purposes of the purchase by XPO of the Kelron Montreal Shares from Louis Comitini, Darin Pritchard and Tim Ellis, respectively, on or prior to the Effective Time.

(e) Kelron Montreal has delivered the Call Notice dated August 1, 2012 pursuant to the terms of the Kelron TCL USA to Ray M. Farmer and Brent MacDonald, respectively. Upon Kelron Montreal completing the transactions contemplated under the Kelron TCL USA in respect of the exercise of the Call Option, Kelron Montreal will have acquired and become the sole owner of all of the issued and outstanding shares in the capital of Kelron TCL.

2.3 Enforceability; Authority; No Conflict.

(a) This Agreement and the Ancillary Documents constitutes the legal, valid, and binding obligations of each of the Seller Parties, enforceable against each of them in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditor’s rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each Seller has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the other Ancillary Documents to which it is a party and to perform its obligations hereunder and thereunder, and such action has been duly authorized by all necessary action by the Company and each Subsidiary, and their respective shareholders and board of directors and the Seller Parties.

(b) Neither the execution and delivery of this Agreement or the Ancillary Documents to which any of the Seller Parties is a party nor the consummation or performance of the Transactions contemplated thereby will, directly or indirectly (with or without notice or lapse of time), (i) contravene, violate, or conflict with any provision of any of the governing documents of the Company or any Subsidiary or any resolution adopted by their respective board of directors; (ii) afford any Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any Legal Requirements to which any of the Seller Parties , or any of the Shares, may be subject; (iii) contravene, conflict with, or result in a violation or breach of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any governmental authorization that is held by the Company or any Subsidiary or that otherwise relates to either such entity; (iv) except as set out in Schedule 2.3(b), breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any Material Contract; (v) result in the imposition or creation of any Lien (other than Permitted Liens) upon or with respect to any of the assets of the Company or any Subsidiary; or (vi) result in any Person having the right to exercise dissenter’s appraisal rights which are not waived at or prior to the Effective Time.

(c) None of the Seller Parties is required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement or the Ancillary Documents to which any of the Seller Parties is a party or the consummation or performance of any of the Transactions.

2.4 Financial Statements; Books and Records; Undisclosed Liabilities.

(a) Sellers have delivered to XPO (i) the financial statements for the Company on a consolidated and consolidating basis for the fiscal years ended March 31, 2009, 2010, and 2011, (ii) the financial statements for each Subsidiary for the fiscal years ended March 31, 2009, 2010 and 2011 and (iii) the interim financial statements for the Company on a consolidated and consolidating basis and for each Subsidiary for the periods ending June 30, September 30 and December 31, 2011, copies of each of which are attached as Schedule 2.4(a) (the financial statements referred to in clause (i), clause (ii) and clause (iii) are referred to herein as the “Financial Statements”). The balance sheets of the Company on a consolidated and consolidating basis and for each Subsidiary dated as of March 31, 2011 included in the Financial Statements are referred to herein as the “Current Balance Sheets”. The Financial Statements fairly present the financial position of the Company on a consolidated basis and the Subsidiaries, as the case may be, at each of the balance sheet dates and the results of operations for the periods covered thereby and have been prepared in accordance with GAAP (without year end adjustments) consistently applied throughout the periods indicated (except to the extent that certain notes and supplemental information otherwise required in accordance with GAAP are not included in the

Financial Statements). The books and records of the Company and each Subsidiary fully and fairly reflect all of their transactions, properties, assets and liabilities. There are no special or non-recurring items of income or expense during the periods covered by the Financial Statements, and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets. The Financial Statements reflect all adjustments necessary for a fair presentation of the financial information contained therein.

(b) The corporate records and minute books of the Company and each Subsidiary contain complete and accurate minutes of all meetings of, and all written resolutions passed by, the directors and shareholders of the Company and the Subsidiaries, held or passed since incorporation. All those meetings were held, all those resolutions were passed, and any share certificate books, registers of shareholders, registers of transfers and registers of directors of the Company and each of the Subsidiaries are complete and accurate in all respects, except as relates to the discrepancy in share consideration paid by Brett MacDonald for his share interest in Kelron TCL is not accurately reflected in said corporation’s minute book.

(c) As of the date hereof, neither the Company nor any Subsidiary has any, and with respect to the Leased Real Property (as defined in Section 2.12(k)) there are no, liabilities or obligations, whether accrued, absolute, contingent or otherwise, except: (i) to the extent reflected on the Current Balance Sheets and not heretofore paid or discharged; (ii) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Current Balance Sheets which, individually and in the aggregate, are not material and are of the same character and nature as the obligations, duties and liabilities set forth on the Current Balance Sheets; (iii) liabilities incurred in the ordinary course of business prior to the date of the Current Balance Sheets which, in accordance with GAAP consistently applied, were not required to be recorded thereon and which, in the aggregate, are not material; and (iv) liabilities and obligations specifically disclosed on the face of the Schedules hereto.

(d) Except as set forth on Schedule 2.4(d) hereto, there is no indebtedness for borrowed money and/or capitalized equipment lease obligations of the Company or any Subsidiary, including with respect to the Leased Real Property, as of the date hereof, other than bank indebtedness which, net of cash on deposit, does not exceed $766,000 (the “Bank Indebtedness”) and issued cheques and uncleared cheques outstanding as at the Effective Time in an amount of not more than $4,562,000 (the “Issued Cheques”).

(e) As of the date hereof, there is only nominal intercompany indebtedness after the application of available offsets and the implementation of a loan reduction plan, and the value of loans owed by the Company Group to the Sellers does not exceed $500,000 in the aggregate (the “Shareholder Loans”).

2.5 Changes Since the Current Balance Sheet Date.

Since March 31, 2012, there has been no Material Adverse Change to the Business, the Company, any Subsidiary or any Subsidiary’s business and, except as expressly allowed by the terms of this Agreement or set out in Schedule 2.5, neither the Company nor any Subsidiary has: (a) issued, sold, pledged, disposed of or encumbered any shares of its capital stock of any class or entered into any merger, consolidation, share exchange, or similar transaction; (b) made or obligated itself to make capital expenditures out of the ordinary course consistent with past practice or in excess of $10,000 or with a term greater than one year; (c) sold, leased, or transferred any Assets (as defined below) or its interests in the Leased Real Property other than in the ordinary course of business consistent with past practice; (d) waived, cancelled, compromised, or released any rights other than in the ordinary course of business consistent with past practice; (e) made any payment in respect of its liabilities other than in the ordinary course of business consistent with past practice; (f) modified, terminated, or entered into any Material Contract other than as provided herein or in the ordinary course of business consistent with past practice; (g) imposed, permitted to be imposed, or permitted to exist any security interest or other Lien (other than Permitted Liens) on any of the Assets or the Leased Real Property, other than in the ordinary course of business consistent with past practice; (h) other than as set out in Schedule 2.5, changed the compensation payable or to become payable to its employees, officers, or directors or, except as presently bound to do, granted any bonus, severance, or termination pay to, or entered into or modified any bonus, employment, severance, or other compensatory agreement with, any of its directors, officers, or Employees; (i) taken any action with respect to accounting policies or procedures or made any adjustment to its books and records other than in the ordinary course of business and in a manner consistent with past practices; (j) incurred any indebtedness for borrowed money or capitalized equipment lease obligations or made guarantees thereof; (k) delayed paying any account payable beyond the date on which it is due and payable except to the extent consistent with past practice or where such account is being contested in good faith; (l) entered into any material Contract (or series of related Contracts that together are material to the Company, any Subsidiary or the Seller Parties) relating to the Business outside the ordinary course of business; or (m) entered into any transaction with any of the other Seller Parties or any Affiliate thereof.

2.6 Sufficiency of Assets; Condition and Title of Assets.

The Company and each Subsidiary has sole and exclusive, good, valid, and marketable title to, or in the case of property held under a lease or other Contract, an enforceable leasehold interest in, or right to use, all of its properties, rights, and assets, whether real or personal and whether tangible or intangible, including all assets reflected in the Financial Statements or acquired after the date of the Current Balance Sheets (except for such assets which have been sold or otherwise disposed of since the date of the Current Balance Sheets in the ordinary course of business) (collectively, the “Assets”). The Assets comprise all of the assets, properties, and rights of every type and description, whether real or personal, tangible or intangible, used in, held for use in, or necessary to conduct the Business and operations of the Company and the Subsidiaries as of the date hereof in substantially the same manner as presently conducted. Each personal property Asset is in good repair and condition, reasonable wear and tear excepted, is adequate for use in the ordinary course of business as it is currently being used. All Assets owned by the Company or each Subsidiary, as the case may be, are owned free and clear of all Liens other than Permitted Liens and Liens relating to indebtedness that have been paid off, released and discharged in full as of the Effective Time.

2.7 Taxes.

(a) The Company and each Subsidiary has filed or caused to be filed on a timely basis all returns, reports, and other filings (collectively, “Tax Returns”) relating to all federal, provincial, state, local, and other governmental income, payroll, excise, sales, personal property, franchise, and other taxes, late fees, fines, or assessments (collectively, “Tax” or “Taxes”) that are or were required to be filed prior to the Effective Time pursuant to applicable Legal Requirements. All Tax Returns and reports filed prior to the Effective Time by the Company or any Subsidiary are true, correct, and complete. The Company and each Subsidiary has paid, or made provision for the payment of, all Taxes that have or will become due for all periods prior to the Effective Time. No claim has ever been made prior to the Effective Time or is expected to be made by any Person in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that either such party is or may be subject to taxation by that jurisdiction. No Person has given notice prior to the Effective Time of any alleged deficiency or assessed any additional Taxes for any period for which Tax Returns have been, or should have been, filed, and neither the Company, any Subsidiary nor any of the Seller Parties has any reason prior to the Effective Time to believe any such notice or assessment is pending or threatened. All Taxes that either the Company or any Subsidiary is or was required by Legal Requirements to withhold, deduct, or collect prior to the Effective Time have been duly withheld, deducted, and collected and, to the extent required, have been paid to the proper Person on a timely basis. Prior to the Effective Time, neither the Company nor any Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes.

(b) Neither the Company nor any Subsidiary will be required to include in a taxation year ending after the Effective Time material taxable income attributable to income that accrued in a taxation year ending on or before the Effective Time but was not recognized for tax purposes in such prior taxation year (or to exclude from taxable income in a taxation year ending after the Effective Time any material deduction the recognition of which was accelerated from such taxation year to a taxation year ending on or before the Effective Time).

(c) There are no circumstances existing which could result in the application to any of the Company or any of the Subsidiaries of Sections 78, 80, 80.01, 80.02, 80.03, 80.04 or 160 of the Income Tax Act (Canada) or any analogous provision of any comparable law of any province or territory of Canada.

(d) Other than as set out in Schedule 2.7, since April 1, 2009 neither the Company nor any Subsidiary has entered into any transaction with a Person who is not resident in Canada and with which any of the Seller Parties deals or dealt with not at arm’s length, other than Kelron Cleveland, both for the purposes of the Income Tax Act (Canada).

(e) The terms and conditions made or imposed in respect of every transaction (or series of transactions) between (x) each of the Company and each of the Subsidiaries and (y) any person that is (A) a non-resident of Canada for purposes of the Income Tax Act, and (B) not dealing at arm’s length with such Acquired Company for purposes of the Income Tax Act, or any partnership of which a person referred to in (A) and (B) is a member, are such that none of the Company and each of the Subsidiaries would be subject to an adjustment under subsection 247(2) of the Income Tax Act; and

(f) the Company and each of the Subsidiaries has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Income Tax Act (Canada) with respect to all material transactions between it and any non-resident person with whom it was not dealing at arm’s length within the meaning of the Income Tax Act (Canada) (or any partnership of which such a person was a member).

2.8 Employee Benefits.

(a) Schedule 2.8 identifies each of the Company’s and each Subsidiary’s employee benefit plans or similar arrangements under which either the Company or any Subsidiary has or may have liability in relation to the periods prior to the Effective Time, including without limitation, all retirement, profit sharing, defined contribution, and defined benefit plans as well as any severance, vacation pay, health and welfare, post-retirement, employment, or other agreements (oral or written) relating to current or former employees or independent contractors of the Company or any Subsidiary (collectively, “Plans”). All Plans identified on Schedule 2.8 hereto have been maintained prior to the Effective Time in accordance with their terms and applicable Legal Requirements. All amounts due under any Plan prior to the Effective Time have been fully and timely paid or accrued for periods through the Effective Time, and no accumulated funding deficiency or liquidity shortfall has been incurred prior to the Effective Time with respect to any such Plan, whether or not waived. Except as indicated on Schedule 2.8 hereto, prior to the Effective Time no Plan is a multi-employer or a defined benefit plan, and prior to the Effective Time neither the Company nor any Subsidiary nor any predecessor or related Person of the Company or any Subsidiary or their predecessors has ever been a party to or sponsored a multi-employer or defined benefit plan. Prior to the Effective Time, neither the Company nor any Subsidiary is or has been a member of a group of businesses under common control or businesses constituting a single employer, except any such group in which no member has been a party to a defined benefit plan.

2.9 Compliance with Legal Requirements; Permits.

(a) The Company and each Subsidiary is, and at all times within the immediately preceding five years has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of the Business or the Subsidiary’s business or the ownership or use of any of their respective Assets. Neither the Company nor any Subsidiary has received, at any time within the immediately preceding five years, any notice from any Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement. Except as set out in Schedule 2.9, all Contractors (as defined in Section 2.13(a) below) have been properly documented and classified as independent contractors for tax and employment law purposes as of and prior to the Effective Time.

(b) Schedule 2.9 sets forth a true, complete and accurate list of all material licenses, approvals, permits, or authorizations from Governmental Authorities (collectively, the “Permits”) that are required to be obtained for the business and operations of the Business or a Subsidiary’s business. All such Permits are valid and in full force and effect, the Company and each Subsidiary is in compliance with the respective requirements thereof, and no proceeding is pending or, to the Seller Parties’ knowledge, threatened to revoke or amend any of them.

2.10 Legal Proceedings; Orders.

Except as set forth in Schedule 2.10, there has not been, there is no pending or, to the Seller Parties’ knowledge, threatened, and there is no basis for, any action, claim, investigation, litigation, arbitration, or other proceeding (“Legal Proceedings”), or any resulting order, judgment, award, injunction, or other decree: (a) by or against the Company or any Subsidiary or that otherwise relates to or reasonably would be expected to affect the Business or any Subsidiary’s business or any of the Employees or Contractors of, or any of the assets owned or used by, the Company or any Subsidiary; or (b) that challenges, or that would have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Transactions. There are no outstanding orders, decrees, or stipulations issued by any Governmental Authority in any proceeding or resulting from any Legal Proceeding to which any of the Seller Parties is or was a party that have not been complied with in full or which continue to impose any obligations on the Seller Parties.

2.11 Material Contracts; No Defaults.

(a) The Company and each Subsidiary has delivered or made available to XPO accurate and complete copies, together with all amendments, supplements, side letters, exhibits, schedules, and other attachments thereto, of each of the Material Contracts. Schedule 2.11 hereto sets forth a true and complete list of the Material Contracts to which the Company and/or any Subsidiary is a party. Neither the Company nor any Subsidiary is subject to any liability or payment resulting from renegotiation of amounts paid under any Material Contract that is not reflected in any written amendment to the Material Contract. Neither the Company nor any Subsidiary is subject to any Contract, agreement, decree, or injunction that restricts the continued operation of the Business or any Subsidiary’s business or the expansion thereof to other geographical areas, customers, and suppliers or lines of business, including, without limitation, any non-solicit, non-compete, non-disparagement, or similar provisions, whether under carrier, shipper, broker-to-broker, third party logistics provider-to-broker, agent, vendor, or other Contract.

(b) Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms. Except as set out in Schedule 2.11(b), no event has occurred and no circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a breach of, or give the Company or any Subsidiary or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate, or modify, any Material Contract.

2.12 Real Property.

(a) Neither the Company nor any Subsidiary owns any interest (other than a leasehold interest) in any real property.

(b) Schedule 2.12(b) accurately lists and describes in reasonable detail all Leased Real Property (as defined below) and the associated leases and related documents (the “Leases”), including addresses. The Company or the Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property.

(c) The Leased Real Property comprises all of the real property and interests in real property used in, or otherwise related to, the Business and each Subsidiary’s business as presently conducted. There are no outstanding options or rights of first refusal to purchase all or any portion of the Leased Real Property or interests therein granted by or to the Company or any Subsidiary nor is the Leased Real Property subject to any agreement to which the Seller Parties, the Company or any Subsidiary is a party (other than the Leases) with respect to future ownership, use, occupancy, operation, or development. Neither the Seller Parties, the Company nor any Subsidiary is a party to any Contract with any Governmental Authority relating to the provision of financial aid from such Governmental Authority to the Company or any Subsidiary or that requires the Company or any Subsidiary to make minimum investments in, or create or maintain a minimum number of jobs at, any of the facilities or Improvements (as defined in Section 2.12(d)) located on the Leased Real Property.

(d) To the Seller Parties’ knowledge, all buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roofs, foundations, load-bearing walls, and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing, and other building systems, environmental control, remediation, and abatement systems, sewer, storm, and waste water systems, irrigation, and other water distribution systems, parking facilities, fire protection, security, and surveillance systems, and telecommunications, computer, wiring, and cable installations included in the Leased Real Property (the “Improvements”), are in good condition and repair and sufficient for the operation of the Business or each Subsidiary’s business as presently conducted; provided, that the foregoing representations shall not be qualified to the Seller Parties’ knowledge with respect to any Improvements on any Leased Real Property that are owned by Seller Parties or their Affiliates.

(e) There are no condemnation, eminent domain, or other Legal Proceedings pending or, to the Seller Parties’ knowledge, threatened against the Leased Real Property or against the interest of the Company or any Subsidiary in all or any part of the Leased Real Property.

(f) Each parcel of Leased Real Property has direct vehicular and pedestrian access to a public right of way adjoining the Leased Real Property, or has vehicular and pedestrian access to a public right of way via an easement or other Contract benefitting such parcel of Leased Real Property, and such access is not dependent on any land or other real property interest that is not included in the Leased Real Property. None of the Improvements used in the operation of the Business or in any Subsidiary’s business as presently conducted is dependent for its access, use, or operation on any land, Improvement, or other real property interest that is not included in the Leased Real Property.

(g) All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems, and other utility services or systems for the Leased Real Property have been installed and are operational and sufficient for the operation of the Business and each Subsidiary’s business as presently conducted, and each such utility service enters the Leased Real Property from an adjoining public street or valid easement in favour of the supplier of such utility service or appurtenant to such Leased Real Property, and is not dependent for its access, use, or operation on any land, Improvement, or other real property interest that is not included in the Leased Real Property.

(h) Other than as set out in Schedule 2.12(h), there are no leases, subleases, licenses, concessions, or other Contracts, granting to any Person other than the Company or the Subsidiaries the right of use or occupancy of any portion of the Leased Real Property, and there are no parties, other than the Company or the Subsidiaries, in possession of the Leased Real Property.

(i) None of the Seller Parties has received notice of any special assessment relating to any Leased Real Property or any portion thereof and no such special assessment is pending or, to the Seller Parties’ knowledge, threatened.

(j) With respect to the Leased Real Property, (i) true, correct, and complete copies of the Leases have been provided or made available to XPO, (ii) neither the Company nor any Subsidiary has assigned, sublet, transferred, mortgaged, deeded in trust, or encumbered or conveyed any interest in any Leased Real Property; (iii) there is no Legal Proceeding pending against the Company or any Subsidiary, or to the Seller Parties’ knowledge threatened, against either the Company or any Subsidiary or any other Person that would reasonably be expected to interfere with the quiet enjoyment of the Leased Real Property after the Effective Time, and (iv) there is no pending dispute with the landlord of the Leased Real Property, and none of the Seller Parties has received any notice alleging breach of any of the covenants and or other obligations on the part of the Company or any Subsidiary.

(k) “Leased Real Property” means the real property, buildings, structures, improvements, fixtures, or other interest leased, subleased, licensed or occupied by the Company or any Subsidiary as tenant, subtenant, licensee, or in such similar capacity under any Lease as identified on Schedule 2.12(b) hereto.

2.13 Employees; Contractors; Consultants; Agents.

(a) Schedule 2.13 sets forth a list of each employee currently employed by the Company or any Subsidiary (collectively, “Employees”), each independent contractor currently engaged by the Company or any Subsidiary, whether incorporated or otherwise (collectively, “Contractors”) and each former employee and independent contractor of the Company or any Subsidiary whose employment or engagement ended during the 2 years immediately preceding the date of this Agreement (“Former Employee”). Schedule 2.13 further sets forth the following information for each Employee, Contractor and Former Employee of the Company and each Subsidiary, including each Employee on leave of absence or layoff status: name; job title; date of hiring or engagement; date of commencement of employment or engagement; date of termination of employment or engagement, if applicable; current compensation paid or payable, year to date compensation paid or payable and any change in compensation since the first day of the current fiscal year; sick and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Plan.

(b) Neither the Company nor any Subsidiary is a party to any collective bargaining agreement with any trade union or association which might qualify as a trade union, and no trade union, association, council of trade unions, employee bargaining agency or affiliated bargaining agent relating to the Company’s Employees, nor does any such agreement determine the terms and conditions of employment of any Employee. In the past five years there has not been any labour unrest or union organizing activity involving the Company or any Subsidiary, whether actual, pending, or, to the Seller Parties’ knowledge, threatened.

(c) True and complete copies of each standard form employment contract (collectively, the “Standard Employment Contracts”) used for any of the Employees or Former Employees have been provided to XPO.

(d) True, signed and complete copies of all employment contracts, other than Standard Employment Contracts, for all the Employees or Former Employees (collectively, the “Custom Employment Contracts”) have been provided to XPO.

(e) Except as expressly set forth on Schedule 2.8 hereto, and other than pursuant to the Standard Employment Contracts and the Custom Employment Contracts, there are no agreements, plans, practices or policies that would give rise to any severance, termination, change-in-control, accrued vacation, or other similar payment to Employees or Contractors as a result of the consummation of the Transactions.

(f) True, signed and complete copies of all contracts entered into with the Contractors have been provided to XPO.

(g) As of the date of this Agreement, no Employee or Contractor has notified the Seller Parties of any plans to terminate his or her relationship with the Company or any Subsidiary, whether as a result of the transactions contemplated herein or otherwise, and, to the Seller Parties’ knowledge, there is no basis to believe any such termination is likely.

2.14 Rights to Use Personal Information.

(a) All information about an individual who can be identified by the Person who holds that information (such information being referred to in this Section as “Personal Information”) in the possession of the Company and each Subsidiary has been collected, used and disclosed in compliance with all applicable Legal Requirements, including privacy laws in those jurisdictions in which the Company and each Subsidiary conducts, or is deemed by operation of law in those jurisdictions to conduct, its Business.

(b) The Seller has disclosed, or caused to be disclosed to XPO all Contracts and facts concerning the collection, use, retention, destruction and disclosure of Personal Information, and there are no other Contracts, or facts which, on completion of the transactions contemplated by this Agreement, would restrict or interfere with the use of any Personal Information by the Company or any Subsidiary in the continued operation of its Business as conducted before the Effective Time.

(c) There are no claims pending or, to the knowledge of the Seller Parties, threatened, with respect to the Company’s or any Subsidiary’s collection, use or disclosure of Personal Information.

2.15 Environment, Health and Safety.

(a) The Company and each Subsidiary and all of their respective related Persons have complied with all Legal Requirements concerning pollution or protection of the environment, all Legal Requirements concerning public health and safety, and all Legal Requirements concerning employee health and safety, including Legal Requirements relating to emissions, discharges, releases, or threatened release of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes (including petroleum and any fraction or derivative thereof) into ambient air, surface water, ground water, or lands, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or hauling of such substances (all of the foregoing of this Section 2.15, collectively, “Environmental Laws”), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure to so comply. The Company and each Subsidiary and all of their respective related Persons have obtained and been in compliance with all of the terms and conditions of all governmental authorizations required under all Environmental Laws.

(b) Neither the Company nor any Subsidiary has any liability (and neither the Company nor any Subsidiary nor their respective related Person have handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner in violation of applicable Environmental Laws) for damage to any site, location, or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual, as a result of violation of any Environmental Laws.

2.16 Intellectual Property.

(a) The term “Intellectual Property” means all intellectual property owned or licensed (as licensor or licensee) by the Company or any Subsidiary in which any such party has a proprietary interest, including: (i) each such entity’s name, all assumed fictional business names, trade names, registered trademarks, service marks and applications (collectively, “Marks”); (ii) all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”); (iii) all registered copyrights in both published works and unpublished works (collectively, “Copyrights”); (iv) all know-how, trade secrets, confidential information, proprietary information, customer lists, carrier lists and information, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets”); and (v) all rights in internet web sites and internet domain names presently used by the Company or any Subsidiary (collectively, “Net Names”); provided, however, that such term shall not include (x) “off-the-shelf” or “shrink-wrap” programs or products, or other programs or products that are generally commercially available software programs that are available on customary commercial terms, or (y) operating software embedded in equipment used by the Company or any Subsidiary.

(b) Schedule 2.16 contains a complete and accurate list of all Intellectual Property and any unregistered trademarks of the Company or any of the Subsidiaries actively used in the Business.

(c) Except as set forth in Schedule 2.16, (i) the Intellectual Property includes all such assets and rights necessary for the operation of the Business and any Subsidiary’s business as it is currently conducted; (ii) all right, title, and interest in and to all of the Intellectual Property (other than unregistered trademarks) owned or licensed by the Company or any Subsidiary, as the case may be, is owned or licensed free and clear of all Liens (other than Permitted Liens); (iii) the Company or any Subsidiary, as the case may be, has the right to use the Intellectual Property (other than unregistered trademarks) without payment to any third party (other than payments pursuant to licenses for third party Intellectual Property); (iv) all Marks and Copyrights owned by the Company or any Subsidiary and set forth on Schedule 2.16 hereto have been registered with the proper registration organization; (v) all Net Names have been registered in the name of the Company or any Subsidiary, as the case may be; and (vi) to the Seller Parties’ knowledge, all Intellectual Property (other than unregistered trademarks) is not and has not been infringed upon and does not infringe and has not infringed upon the rights of any other Person. To the knowledge of the Seller Parties the unregistered trademarks actively used in the Business do not infringe upon the rights of any other Person.

(d) The Company and each Subsidiary has good title to and the right to use the Trade Secrets owned by them. To the Seller Parties’ knowledge, such Trade Secrets are not part of the public knowledge or literature and have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company or any Subsidiary) or to the detriment of the Company or any Subsidiary.

(e) The execution and delivery of this Agreement and the consummation of the Transactions will not result in the Loss of, or any Lien (other than Liens granted by XPO) on, the rights of the Company or any Subsidiary with respect to any Intellectual Property owned or used by the Company or any Subsidiary.

(f) The Company and the Subsidiaries have all of the intellectual property rights necessary to use the Owned IP in the Business as presently conducted.

(g) Neither the Company nor any Subsidiary has assigned, licensed or otherwise granted any interest in any Owned IP, including any right to receive royalties or other payments, to any Person other than a member of the Company Group.

(h) To the Seller Parties knowledge, no Person has infringed or misappropriated, or is infringing or misappropriating, any intellectual property right in any Owned IP.

(i) All intellectual property rights relating to Owned IP are in full force and effect, and all required registration or other fees have been paid to maintain them all in good standing in those jurisdictions where any associated Owned IP is used.

(j) For the purposes of this Section, “Owned IP” means all Intellectual Property that is owned by the Company or any Subsidiary, as well as Intellectual Property rights that are owned or enforceable by the Company or any Subsidiary, including over the Company’s proprietary EnvisionX, Virtual Dispatch and DecisionX software.

2.17 Relationships with Related Persons.

Schedule 2.17 describes any contracts, agreements, and commercial relationships existing during the periods covered by the Financial Statements between the Company, on the one hand, and the Seller Parties, a family member of any of the Seller Parties or any Person controlled by a Seller or any Subsidiary, on the other hand, and the Seller Parties or their Affiliates, on the other hand, pursuant to which the Company or any Subsidiary has provided, sold, received or purchased any service or product from such other party. Except as expressly disclosed in Schedule 2.17, (i) all such Contracts, agreements, and commercial relationships described on Schedule 2.17 were on arm’s-length terms and (ii) none of the Seller Parties, nor any family member of any of the Seller Parties, nor any related Person of any of them, has currently or has had in the past any interest in or received any financial benefit from (a) any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to the Business or any Subsidiary’s business; (b) any Person that has had business dealings or a material financial interest in any transaction with the Company or any Subsidiary; or (c) any contract with, or any claim or right against, the Company or any Subsidiary.

2.18 Insurance.

The Assets, properties, Employees, and operations of the Company and any Subsidiary are insured under various policies of general liability and other forms of insurance, all of which are set forth on Schedule 2.18, which schedule discloses for each policy the type of policy (i.e., “claims made” or “occurrence based”), the risks insured against, coverage limits, deductible amounts, all outstanding claims thereunder, and whether the terms of such policy provide for retrospective premium adjustments. All such policies are in full force and effect in accordance with their terms, no notice of cancellation has been received by the Company or any Subsidiary, and there is no existing default by the Company or any Subsidiary or event which, with the giving of notice or lapse of time or both, would constitute a default by the Company or any Subsidiary thereunder. All policies entered into during the immediately preceding two years have been written by insurers with an A.M. Best’s rating of at least “A-”, no insurers are currently in liquidation, and none of the limits of liability is currently impaired. Such policies are to the knowledge of the Seller Parties in amounts that are adequate in relation to the Business and any Subsidiary’s business and the Assets, as conducted or maintained consistent with past practice, and all premiums to date have been paid in full. Neither the Company nor any Subsidiary has received any refusal of coverage or any notice that a defense will be afforded with reservation of rights during the past five years. Neither the Company nor any Subsidiary has been refused any insurance nor had its coverage limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past five years.

2.19	Operation of Business.

With respect to the Business: (a) the Company and each Subsidiary has at all times operated under federal and/or provincial or state property broker authority, as applicable, and, except as provided on Schedule 2.19 hereto, has not had any operations that would require federal, provincial, state, or other authority to operate as a freight forwarder, motor carrier, or otherwise; (b) all shipments brokered by the Company or any Subsidiary have been pursuant to written contracts with motor carriers; (c) the motor carriers to which the Company or any Subsidiary has brokered loads are independent contractors who maintain control over the planning, dispatch, route selection, vehicle operation, and delivery of each load brokered by the Company or the Subsidiary, as the case may be, and neither the Company nor any Subsidiary has controlled the method of provision of services of any such motor carrier; (d) neither the Company nor any Subsidiary (whether through contract, instruction, incentive, penalty, or otherwise) has required or condoned any violation of any Legal Requirement by its motor carrier counterparties, including to any such requirement concerning driver safety and fitness, vehicle speed, or route restriction; (e) neither the Company nor any Subsidiary has required any motor carrier to represent that its service within the customer’s delivery window will not violate any Legal Requirement; and (f) the Company and each Subsidiary has adequate procedures in place to evaluate and update its contractual counterparties for insurance coverage, operating authority, safe operations and service performance.

2.20 Customers.

Schedule 2.20 sets forth a list of the Company’s largest 20 customers and each Subsidiary’s largest 20 customers for the twelve months most recently ended prior to the date hereof (collectively, “Significant Customers”), together with the Employee or Contractor of the Company or any Subsidiary who is most directly responsible for servicing each Significant Customer’s account. Neither the Company nor any Subsidiary has received advice or notice from any Significant Customer that any of them intends, for any reason, to cease to do business with the Company or any Subsidiary or materially reduce the amount of business done with the Company or any Subsidiary, or to fail to do business with XPO after the Effective Time or materially reduce the amount of business done with XPO, the Company or any Subsidiary after the Effective Time (compared with the amount of business done with the Company and/or the Subsidiaries during the most recent six calendar months), and, except as expressly set forth on Schedule 2.20 hereto, none of the Seller Parties is aware of any reason that any of such Significant Customer may take any such action.

2.21 Receivables.

All accounts receivable of the Company and each Subsidiary reflected in the Financial Statements, or which have come into existence since the date of the most recent Financial Statements (collectively, the “Accounts Receivables”), were created in the ordinary and customary course of the Business from bona fide arm’s length transactions, and, except to the extent that they have been paid in the ordinary course of the Business since the date of the Financial Statements, are valid and enforceable and payable in full, without any right of set-off or counterclaim or any reduction for any credit or allowance made or given, and in any event the accounts receivables are to the knowledge of the Seller Parties collectible within six months following the Effective Time, subject to the allowance for doubtful accounts to be applied on a global basis to all of the Accounts Receivables (including, without limitation, the accounts receivables owing by Ronald A. Chisholm Ltd.).

2.22 Accounts and Powers of Attorney.

Schedule 2.22 lists:

(a) name of each bank or other depository in which the Company and each Subsidiary maintains any bank account, trust account or safety deposit box and the names of all individuals authorized to draw on them or who have access to them; and

(b) the name of each Person holding a general or special power of attorney from the Company or any Subsidiary and a summary of its terms.

2.23 Sellers Residence.

Each Seller is not a non-resident of Canada for purposes of the Income Tax Act (Canada) (“ITA”).

2.24 Kelron Cleveland Purchase Agreement.

Each of the Seller Parties has reviewed the representations and warranties of Kelron Cleveland provided under that certain Asset Purchase Agreement (the “Kelron Cleveland APA”) dated the date hereof between Kelron Cleveland and XPO Logistics, LLC. The Seller Parties hereby represent and warrant to XPO, intending that XPO shall be entitled to rely upon the representation and warranty provided in this Section in connection with entering into these Transactions, that the representations and warranties of Kelron Cleveland in the Kelron Cleveland APA are true and accurate in all respects.

2.25 Disclosure.

Each of the Seller Parties has provided XPO with true, accurate, and complete copies of all documents listed or described in this Agreement and the various Schedules attached hereto. No representation or warranty or other statement made by any of the Seller Parties in this Agreement or any Ancillary Document delivered in connection with the Transactions contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. None of the Seller Parties is aware of any material fact that has specific application to the Company or any Subsidiary (other than general economic or industry conditions) that may have a Material Adverse Effect on the Business or any Subsidiary’s business other than as has been expressly set forth in this Agreement or the Schedules hereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER

XPO represents and warrants to the Sellers Parties as follows:

3.1 Organization and Good Standing.

XPO is a Corporation duly organized, validly existing, and in good standing under the laws of the Province of Ontario, with full corporate or limited liability company power and authority to conduct its business as it is now being conducted.

3.2 Enforceability; Authority; No Conflict.

This Agreement and the Ancillary Documents, to which XPO is a party, constitute the legal, valid, and binding obligations of XPO, enforceable against XPO in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditor’s rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). XPO has the corporate power and authority to execute and deliver this Agreement and the Ancillary Documents, to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. XPO has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the other Ancillary Documents to which it is a party and to perform its respective obligations hereunder and thereunder, and such action has been duly authorized by all necessary action by XPO and its board of directors.

Neither the execution and delivery of this Agreement or the Ancillary Documents to which XPO is a party nor the consummation or performance of the Transactions by XPO will, directly or indirectly (with or without notice or lapse of time), (i) contravene, violate, or conflict with any provision of any of the governing documents of XPO or any resolution adopted by XPO’s Board; or (ii) afford any Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any Legal Requirements to which XPO may be subject.

ARTICLE 4

CLOSING ARRANGEMENTS

4.1 Closing Arrangements.

The Sellers are now delivering to XPO the following:

(i)	certificates representing the Shares duly endorsed in blank for transfer or accompanied by duly executed blank stock transfer powers;

(ii)	duly executed Escrow Agreement executed by the Escrow Agent and the Sellers;

(iii)	a favourable opinion of counsel to the Sellers, substantially in the form attached as Exhibit A;

(iv)	duly executed resignations effective as at the Effective Time of each director and officer of the Company and certain of the Subsidiaries specified by XPO;

(v)	duly executed releases from each of the Seller Parties of all claims they may have against the Company and any Subsidiary, in form and substance satisfactory to XPO;

(vi)	duly executed stock transfer documents and general releases of the Company Group from certain of the minority shareholders of any Subsidiary, such stock transfer documents and general releases to be in form and substance satisfactory to XPO;

(vii)	copies of required third party consents and any regulatory approvals, if any;

(viii)	all books and records of and related to the Company and the Business, including copies of all of the Company’s insurance policies;

(ix)	a sublease of the warehouse space currently occupied by North American Distribution Logistics Inc. duly executed by it and Kelron Distribution Ontario Limited (“KDO”);

(x)	the Kelron Cleveland APA duly executed by the Sellers affiliate, Kelron Cleveland; and

(xi)	all documentation and other evidence reasonably requested by XPO in order to establish the due authorization and completion of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the boards of directors and shareholders of the Company and the Subsidiaries, as applicable, required to effectively carry out the obligations of the Seller Parties and the Company pursuant to this Agreement.

(b)	XPO is now delivering to the Sellers the following:

(i)	the Share Purchase Price and funds required to satisfy the amount of the Shareholder Loans shall be delivered to Pallet Valo LLP for and on behalf of the Seller Parties, the Kelron Montreal minority shareholders and the Kelron Vancouver minority shareholders, as the case may be;

(ii)	duly executed 2387 Note;

(iii)	duly executed 2393 Note;

(iv)	duly executed Escrow Agreement executed by the Escrow Agent and XPO;

(v)	copies of any regulatory approvals required to complete the Transactions;

(vi)	a sublease of the warehouse space currently occupied by North American Distribution Logistics Inc. duly executed by KDO, in form and substance acceptable to XPO;

(vii)	the Kelron Cleveland APA duly executed by the XPO affiliate; and

(viii)	all documentation and other evidence reasonably requested by the Sellers in order to establish the due authorization and completion of the transactions contemplated by this Agreement, including the taking of all corporate proceedings by the board of directors and shareholders of XPO required to effectively carry out the obligations of XPO pursuant to this Agreement.

ARTICLE 5

COVENANTS

5.1 Restrictive Covenants.

In order to ensure that XPO will realize the benefits of the Transactions, each Seller Party hereby agrees that it, he or she shall not, during the period commencing at the Effective Time and ending five years after the Effective Time:

(a) directly or indirectly, alone or as a partner, joint venturer, officer, director, member, employee, consultant, agent, independent contractor or shareholder of, or landlord or lender to, any company or business, engage in any Competitive Business (as defined below), whether or not for compensation;

(b) directly or indirectly: (i) solicit, hire, engage or assist any other person or entity in soliciting, hiring, or engaging any Employee or Contractor who was employed or engaged by the Company or any Subsidiary immediately prior to the Effective Time or any employee, contractor, or agent of XPO or an Affiliate of XPO following the Effective Time (collectively, “Restricted Persons”) to perform services for any entity (other than the Company, any Subsidiary, XPO, or an Affiliate of XPO), (ii) attempt to induce any such Restricted Person to leave his or her employment or engagement, or (iii) solicit, hire, or engage on behalf of himself or any other person any person who was a Restricted Person at any time during the twelve-month period immediately preceding such hiring or engagement;

(c) directly or indirectly, solicit, encourage, advise, or influence any individuals, partnerships, corporations, professional associations, or other business organizations that have a business relationship with the Company, XPO, or an Affiliate of XPO, whether in a client capacity or a vendor, carrier, independent contractor, or similar capacity (collectively, the “Business Counterparties”), to discontinue or reduce the extent of the relationship between the Company or XPO and the Business Counterparties in any way following the Effective Time; and

(d) directly or indirectly, in any way utilize, disclose, copy, reproduce, or retain in his possession any of the Company’s or any Subsidiary’s proprietary rights or records, including any of its customer lists or Intellectual Property;

provided, however, that none of the Seller Parties shall be deemed to have violated the prohibitions of Section 5.1 merely due the beneficial ownership of less than one percent (1%) of the shares in the capital stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market. For purposes of this Agreement, “Competitive Business” shall mean any individual, corporation, limited liability company, partnership, unincorporated organization, trust, joint venture, or other entity that engages in or may engage in the transportation of, or arranging for the transportation of, freight to, from or within Canada and/or the United States (being the jurisdictions in which the Business is presently conducted) that would require operating, forwarding, or broker authority issued by any federal or state governmental body, including activities commonly referred to as “freight brokerage,” “transportation logistics,” “third party logistics,” “freight forwarding,” “common or contract carriage,” “dedicated contract carriage,” “expediting,” “internet load boards” or “intermodal providers” and any other activity related to the foregoing services, provided that accepting and loading of deliveries (and transloading) or arranging the movement of freight with origin or destination from or to warehouses operated by North American Distribution Logistics Inc. shall not be included in the determination of Competitive Business, but only to the extent that such arranging the movement of freight is incidental to and does not constitute more than $3.0 million in gross revenues derived from such activities by North America Distribution Logistics Inc. during any rolling 12-month period.

5.2 Acknowledgments Regarding Restrictive Covenants.

Each of the Seller Parties agrees and acknowledges that the restrictions contained in Section 5.1 are reasonable in time, geographic area, and scope of prohibited activities and are necessary to protect the Company, any Subsidiary and XPO after the Effective Time. If any provision of Section 5.1, as applied to any party or to any circumstance, is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of the remainder of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties hereto agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. The Parties agree and acknowledge that the breach of Section 5.1 will cause irreparable damage to the Company, any Subsidiary and/or XPO and upon breach of any provision of Section 5.1, the Company, any Subsidiary and/or XPO shall be entitled to injunctive relief, specific performance, or other equitable relief without the requirement to post a bond or other security; provided, however, that the foregoing remedies shall in no way limit any other remedies which the Company, any Subsidiary and XPO may have (including the right to monetary damages).

5.3 Enforceability in Jurisdictions.

The Parties intend to and hereby confer jurisdiction to enforce the restrictive covenants set forth in this Article 5 (the “Restrictive Covenants”) upon the courts of any jurisdiction within Canada or the United States in which a breach of the Restrictive Covenants occurred. Each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objections to venue laid therein. If the courts of any one or more jurisdictions hold the Restrictive Covenants unenforceable by reason of the breadth of their scope or otherwise, it is the intention of the Parties that such determination not bar or in any way affect the Company’s, any Subsidiary’s or XPO’s right to the relief provided for in this Article 5 in the courts of any other jurisdiction within Canada or the United States, as to breaches of the Restrictive Covenants in such other respective jurisdictions, the Restrictive Covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent obligations. Process in any action or proceeding to enforce the Restrictive Covenants may be served on any Party anywhere in the world.

ARTICLE 6

INDEMNIFICATION; REMEDIES

6.1 Indemnification for XPO.

Subject to the limitations set forth in this Article 6, each of the Seller Parties hereby agrees, jointly and severally, to indemnify and hold XPO and its shareholders, and their respective directors, officers, employees and Affiliates (the “XPO Indemnified Parties”) harmless from and against the aggregate of all expenses, Losses, costs, deficiencies, liabilities and damages (including related investigation costs and reasonable counsel, witness, and paralegal fees and expenses) (collectively, “Obligations”) that are incurred or suffered by any of the XPO Indemnified Parties arising out of, relating to or resulting from: (a) any breach of a representation or warranty made by the Seller Parties in or pursuant to this Agreement or any Ancillary Document; (b) any breach of the covenants or agreements made by the Seller Parties in or pursuant to this Agreement or the Ancillary Documents; (c) the Tax or third party liability issues arising from the transfer of the capital stock of North American Distribution Logistics Inc. and its warehouse business prior to the Effective Time and for the consideration paid therefor; (d) the Tax or third party liability issues arising from transfer of the life insurance assets of the Company in settlement of indebtedness due to the Sellers prior to the Effective Time and for the consideration paid therefor; (e) matters relating to the Arnold Bros. Litigation; (f) the failure to collect the Accounts Receivables amounts owing by Ronald A. Chisholm Ltd., or any portion thereof, within 6 months of the Effective Time; (g) any breach of a representation or warranty or covenant made by Kelron Cleveland in or pursuant to the Kelron Cleveland APA; (h) any liabilities, claims, costs, damages, or expenses arising out of or in connection with the operation of the Business or the lease of the Leased Real Property prior to the Effective Time, except if, and only to the extent, any such liabilities, claims, costs, damages, or expenses are reflected in the Current Balance Sheets or the calculation of Final Working Capital; (i) any claim that may be made by the minority shareholders of Kelron Montreal and Kelron Vancouver in connection with the purchase and sale of the Kelron Montreal Shares and the Kelron Vancouver Shares by XPO from such minority shareholders, including any claim which challenges the consideration paid in respect of such shares; (j) a claim or action by Ronald A. Chisholm Ltd. for Losses resulting from the Company Group’s provision of goods and services to either of them prior to the Effective Time; (k) amounts required to pay the types of indebtedness referred to in Section 2.4(d) in excess of the amounts set out in Section 2.4(d), which includes for greater certainty, the amount stated therein for Bank Indebtedness and Issued Cheques; or (l) the amount in excess of the amount of the Shareholder Loans set out in Section 2.4(e) hereof and any Tax that results from the discharge and settlement in full of the Shareholder Loans (collectively, the “XPO Indemnifiable Damages”).

6.2 Indemnification for Seller Parties.

Subject to the limitations set forth in this Article 6, XPO hereby agrees, jointly and severally, to indemnify and hold the Seller Parties and their shareholders, and their respective directors, officers, employees and Affiliates (the “Seller Indemnified Parties”) harmless from and against the aggregate of all Obligations that are incurred or suffered by any of the Seller Indemnified Parties arising out of, relating to or resulting from: (a) any breach of a representation or warranty made by XPO in or pursuant to this Agreement or any Ancillary Document to which it is a party; (b) any breach of the covenants or agreements made by XPO in or pursuant to this Agreement or the Ancillary Documents to which it is a party; or (c) any liabilities, claims, costs, damages, or expenses arising out of or in connection with the operation of the Business or the lease of the Leased Real Property arising after the Effective Time (collectively, “Seller Indemnifiable Damages”).

6.3 Limitation on Indemnification.

The indemnification obligations of each of the Seller Parties, on the one hand, and XPO, on the other hand, for breaches of representations and warranties pursuant to Sections 6.1 and 6.2, respectively, are:

(a) limited to the sum of the Gross Proceeds in the aggregate, provided, that, in the case of the Seller Parties’ for the XPO Indemnifiable Damages in respect of a breach of Section 5.1 there shall be no liability cap;

(b) not applicable to indemnify an Indemnified Party unless and until and only to the extent that the aggregate of all of its Indemnity Claims exceed in the aggregate $150,000 (the “Deductible”), provided, that, the Deductible shall not apply to limit the amount recoverable by the XPO Indemnified Parties from the Seller Parties in respect of any Indemnity Claim arising from any of the matters set out in Sections 6.1(c) through (f), inclusive.

Notwithstanding the foregoing, no limitation as to any dollar amount or any time periods on any Indemnity Claim shall apply with respect to the following matters:

(A)	a breach of any of the Indemnifying Party’s representations and warranties, if that breach is attributable to wilful default or fraud;

(B)	any Loss suffered by the Company arising from the Identified Potential Litigation Claims;

(C)	any Loss suffered by the Company from the failure of Ronald A. Chisholm Ltd. to pay its accounts receivables within six months after the Effective Time in respect of those accounts receivables which arose for goods or services provided by the Company Group on or prior to the Effective Time;

(D)	the amounts required to pay the types of indebtedness referred to in Section 2.4(d) in excess of the amounts set out in Section 2.4(d), which includes for greater certainty, the amount stated therein for Bank Indebtedness and Issued Cheques; and

(E)	the amount in excess of the amount of the Shareholder Loans set out in Section 2.4(e) hereof and any Tax that results from the discharge and settlement in full of the Shareholder Loans.

6.4 Survival of Representations and Warranties.

The right of the XPO Indemnified Parties to make a claim for XPO Indemnifiable Damages for breach of representations and warranties set forth herein shall survive for a period of two (2) years after the Effective Time; provided, however, the XPO Indemnified Parties’ right to make claims that directly result from an assessment, reassessment or other demand for payment made by any Governmental Authority that has the statutory right to pursue such claim for a period that is longer than two (2) years after the Effective Time under the representations and warranties set forth in Sections 2.7 (Taxes), 2.8 (Employee Benefits), 2.9 (Compliance with Legal Requirements), 2.10 (Legal Proceedings; Orders) and 2.14 (Rights to Use Personal Information) shall survive until 120 days after the expiration of the applicable statutory period of limitations and the right of an XPO Indemnified Party to make claims under the representations and warranties set forth in Sections 2.1 (Organization and Good Standing), 2.2 (Capitalization), 2.3 (Enforceability: Authorization; No Conflict) and the last sentence of Section 2.6 (Sufficiency of Assets: Condition and Title of Assets) shall survive indefinitely. The right of the Seller Indemnified Parties to make a claim for Seller Indemnifiable Damages for breach of representations and warranties set forth in Article 3 shall survive the closing of the Transactions contemplated herein indefinitely. No claim for the recovery of XPO Indemnifiable Damages for breach of a representation or warranty herein may be asserted by an XPO Indemnified Party after the applicable period has expired; provided, however, that claims for XPO Indemnifiable Damages first asserted by timely delivery of a claims notice within such period shall continue to survive until such claims have been satisfied or otherwise resolved. Notwithstanding any knowledge of facts determined or determinable by any Party by investigation or disclosures on the Schedules, the right to indemnification shall not be affected by such knowledge, investigation or disclosure and each Party shall have the right to fully rely on the representations, warranties, covenants, and agreements of the other Parties contained in this Agreement. Each representation, warranty, covenant and agreement of the Parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. All of the covenants and representations and warranties contained in this Agreement and in any other agreement or document delivered pursuant to this Agreement, including this Article 6, will survive the closing of the Transactions.

6.5 Tax Indemnity.

The Seller Parties will, jointly and severally, indemnify and hold harmless XPO and XPO’s directors, officers and employees from and against any Loss suffered by XPO or any of XPO’s directors, officers or employees as a result of any assessment or reassessment for Taxes relating to the Company or any Subsidiary for any taxation year or period ending on or before, or that includes, the Effective Time, including, for greater certainty, any liability of the Company for Taxes arising as a result of the acquisition of Kelron Vancouver Shares or Kelron Montreal Shares from any of Benamyze Holdings Ltd., Louis Comitini, Darin Pritchard or Tim Ellis, as the case may be.

(a) Despite the generality of the immediately preceding paragraph, the Seller Parties will have no obligation under this indemnity for any assessment or reassessment arising from, or subsequent to:

(i)	the execution and delivery by or on behalf of the Company or any Subsidiary of a waiver as provided for in subsection 152(4) of the Income Tax Act (Canada) or any similar Law, including under provincial Tax laws, unless the Sellers, or any one of them, consented to that waiver, which consent is not to be unreasonably withheld;

(ii)	the post-closing amendment of any Tax Return filed by or on behalf of the Company or any Subsidiary for any taxation year ending on or before the Effective Time unless that amendment is consented to by the Sellers, or any one of them, which consent is not to be unreasonably withheld, or any other action taken by XPO, the Company or any Subsidiary which has the effect of shifting income, deduction, credit, or allowance from one fiscal period to another fiscal period or between or among the Company or any Subsidiary and another Person that results in an increase in Taxes for any taxation year ending on or before the Effective Time or Straddle Period;

(iii)	a post-closing change in any Tax Law or a post-closing publicly announced or disseminated change in the policy of any Governmental Authority in administering any Tax law; or

(iv)	a post-closing reorganization involving the Company or any Subsidiary which has the effect of creating a liability for Taxes with respect to a period before the Effective Time.

6.6 Set-off.

Any amounts owed by the Seller Parties to the XPO Indemnified Parties for XPO Indemnifiable Damages after the Effective Time may, at XPO’s election, be recovered through set-off against the Holdback (or any portion thereof) or any other amounts owed by XPO to any of the Sellers, including under the Notes, provided that XPO gives the Sellers notice thereof and obtains a judgment of a Governmental Authority, a determination of the Accountants in respect of the determination of the Final Working Capital under Section 1.4, or a written acknowledgment of liability by the Sellers, or any one of them. In the event a claim for indemnification arises for which a proceeding before a Governmental Authority or determination of the Accountants is pending, XPO may suspend payment of any Holdback in any amount (the “Suspension Amount”), which it reasonably estimates will be required to satisfy such claim, and if the Suspension Amount is not sufficient against any other amounts owed by XPO to the Sellers. Any Holdback that exceeds the Suspension Amount shall be delivered by the Seller Parties, on a joint and several basis, to the Company as provided herein. XPO agrees that in respect of any monetary claim it shall first set-off such claim against the Holdback and after the Holdback has been depleted (or in the event the Holdback is insufficient to satisfy such claim) then look to recover such remaining amount against the principal outstanding under the Notes.

6.7 Tax and Other Adjustments.

The amount of any Loss for which indemnification is provided under this Article 6 will be net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to that Loss and will be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments under this Agreement, and (ii) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of that Loss, to the extent necessary to ensure that the Indemnified Party receives a net amount which, taking into account any net Tax cost or net Tax benefit, is sufficient to fully compensate for the Loss, but results in no net gain to the Indemnified Party. In computing the amount of any net Tax cost or net Tax benefit, the Indemnified Party will be deemed to recognize all other items of income, gain, Loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment under this Agreement or the incurrence or payment of any indemnified Loss. XPO will cause the members of the Company Group to make claims under all insurance policies that may cover XPO Indemnifiable Damages and diligently pursue such claims.

6.8 No Bar.

Only if the Holdback is insufficient to set off any claim for XPO Indemnifiable Damages made hereunder (or has been delivered to the Company prior to the making or resolution of such claim), then the XPO Indemnified Parties may take any action or exercise any remedy available to them by appropriate legal proceedings to collect the XPO Indemnifiable Damages from the Seller Parties.

6.9 Procedure for Indemnification—Third Party Claims.

(a) Promptly after receipt by a Party entitled to indemnification under this Article 6 (an “Indemnified Party”) of notice of the commencement of any claim or proceeding against it by a third party for which it is entitled to indemnification under this Article 6 (an “Indemnity Claim”), such Indemnified Party shall, if an Indemnity Claim is to be made with respect thereto against a Party obligated to provide indemnification pursuant to this Article 6 (the “Indemnifying Party”), promptly give written notice to such Indemnifying Party of the commencement of such Indemnity Claim, but any delay in notifying such Indemnifying Party will not relieve such Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that such Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnified Party’s delay in giving such notice.

(b) If an Indemnified Party asserts an Indemnity Claim then the Indemnifying Party shall have the right to participate in the defense of any proceeding in connection with such Indemnity Claim at its expense unless the Indemnifying Party is also a person against whom the Indemnity Claim is made and the Indemnified Party determines in good faith that joint representation would be inappropriate; provided, the Indemnified Party shall control such defense.

(c) The Parties will cooperate with and make available such assistance, personnel, witnesses and materials as may be reasonably requested to defend a third party claim. Each Indemnified Party shall reasonably consult and cooperate with each Indemnifying Party with a view towards mitigating its obligations, in connection with claims for which a party seeks indemnification under this Article 6 and shall have the right to approve the terms of any settlement reached in respect of any such Indemnity Claim, acting in each case reasonably and without delay.

6.10 Procedure for Indemnification—Other Claims.

In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a third party claim and does not relate to a Dispute Notice, the Indemnified Party shall transmit to the Indemnifying Party a written notice describing in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. If the Indemnifying Party does not notify the Indemnified Party within forty-five (45) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the claim specified by the Indemnified Party in the Indemnity Notice shall, subject to the further provisions of this Article 6, be deemed a liability of the Indemnifying Party under this Article 6.

6.11 Remedies Cumulative and Joint and Several.

The remedies provided herein shall be cumulative and shall not preclude any party hereto from asserting any other right or seeking any other remedies against the other Party. The representations, warranties, covenants, agreements and obligations of each of the Seller Parties are joint and several.

6.12 Adjustment to Gross Proceeds.

Any indemnification amounts under this Agreement shall be treated as an adjustment to the Gross Proceeds for tax purposes, to be applied to adjust the Share Purchase Price.

6.13 Litigation Assistance.

XPO agrees that it shall cause the Company to provide to the Sellers reasonable access, during business hours, to the Employees and the Company books and records upon reasonable request of the Sellers, from time to time, and at the cost and expense of the Sellers, where such access is required in the reasonable opinion of the Sellers in furtherance of the Arnold Bros. Litigation matter. The Parties agree that in the event the Arnold Bros. Litigation is not transferred by the Company to the Sellers, or as they may otherwise direct, then the Sellers shall be responsible for all Losses attributable to the Company continuing to prosecute or advance or failure to advance, as the case may be, the Arnold Bros. Litigation. The Parties further agree that any proceeds arising from the Arnold Bros. Litigation matter whether by way of settlement, judgement, compromise or otherwise shall be paid over to the Sellers forthwith after receipt by the Company, provided that the Company shall first be entitled to deduct against any such sums (a) the amount required to reimburse the Company for any Losses and (b) the amount of any Tax cost to the Company for said sums as the intention amongst the Parties hereunder is that such payment to the Sellers of any such proceeds of settlement, judgement, compromise or otherwise shall be made on an after Tax basis to the Company and shall be treated as an adjustment to the Gross Proceeds.

6.14 Accounts Receivables Repurchase.

The Seller Parties shall have the option to repurchase the accounts receivables balances due from Ronald A. Chisholm Ltd. or any other Person, in respect of whom the Seller Parties are or may be required to indemnify XPO, to the Company Group after the expiry of the six month period from the Effective Time for the amount of the accounts receivable balance, and upon making such election the Sellers shall deliver a payment direction to the Escrow Agent to deduct such amount from the amount of the Holdback held in escrow with the Escrow Agent, or if such amount is not sufficient XPO shall be entitled to make a deduction against the principal amount due under the Notes or from other sums due to the Seller Parties by XPO, and the Company shall then be directed by XPO to assign the specific account receivable which is being purchased to the Seller Parties, or as they may otherwise direct.

ARTICLE 7

CERTAIN DEFINITIONS

7.1 Defined Terms.

As used herein, the following terms shall have the following meanings:

(a) “Accounts Receivables” has the meaning ascribed to such term in Section 2.21.

(b) “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

(c) “Ancillary Documents” has the meaning ascribed to such term in Section 2.2.

(d) “Arnold Bros. Litigation” means that litigation claim by the Company, as plaintiff, and Arnold Bros., as defendant, under court file number: CV-06-1635-00.

(e) “Bank Indebtedness” has the meaning ascribed to such term in Section 2.4(d).

(f) “Closing” means the completion of the Transactions contemplated herein on or at the Effective Time.

(g) “Contract” means any agreement, contract, lease, note, mortgage, indenture, loan agreement, franchise agreement, covenant, employment agreement, license, instrument, purchase and sales order, commitment, undertaking, obligation, whether written or oral, express or implied.

(h) “Employee” has the meaning ascribed to such term in Section 2.13(a).

(i) “GAAP” means generally accepted accounting principles in effect in Canada from time to time.

(j) “Gross Proceeds” means the aggregate sum comprised of the Share Purchase Price, the amount of the Bank Indebtedness, net of cash and cash equivalents, the amount of the Issued Cheques and the amount of the Shareholder Loans.

(k) “Governmental Authority” means any nation or government, any federal, provincial, state, regional, local, or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

(l) “Identified Potential Litigation Claim” means that potential litigation claim by Ronald A. Chisholm Ltd. against the Company Group arising from the brokerage of a shipment of meat products whereby the carrier failed to stop to obtain USFDA approval for the cross-border shipment of meat products.

(m) “Indemnity Claim” has the meaning ascribed to such term in Section 6.9(a).

(n) “Indemnified Party” has the meaning ascribed to such term in Section 6.9(a).

(o) “Issued Cheques” has the meaning ascribed to such term in Section 2.4(d).

(p) “Kelron Cleveland APA” has the meaning ascribed to such term in Section 2.24.

(q) “Kelron Cleveland” means Kelron Distribution Systems (Cleveland) LLC, a Delaware company.

(r) “Kelron Montreal” means Kelron Montreal Inc., a Canada company.

(s) “Kelron Montreal Shares” has the meaning ascribed to such term in Section 1.1(c).

(t) “Kelron Montreal USA” means that certain Unanimous Shareholders Agreement relating to Kelron Montreal dated October 15, 2009 with effect as of the 23rd day of October, 2007 between Louis Comitini, Darin Pritchard, Tim Ellis, Jason Hollingsworth, the Company, Kelron Montreal, as amended by an Agreement to be Bound dated April 21, 2010 between Louis Comitini, Darin Pritchard, Tim Ellis, Jason Hollingsworth, the Company and Kelron Montreal.

(u) “Kelron TCL” means Kelron Montreal (TCL) Inc., a Canada company.

(v) “Kelron TCL Shares” means the 100 non-voting common shares held by Ray M. Farmer and the 100 non-voting common shares held by Brent MacDonald, respectively, in the capital of Kelron TCL.

(w) “Kelron TCL USA” means that certain Unanimous Shareholders Agreement relating to Kelron TCL dated April 26, 2010 between Ray M. Farmer, Kelron Montreal and Kelron TCL, as amended by a Shareholders Acknowledgement dated July 5, 2011 between Brent MacDonald, Ray M. Farmer, Kelron Montreal and Kelron TCL.

(x) “Kelron Vancouver” means Kelron Distribution (Vancouver) Ltd., an Ontario company.

(y) “Kelron Vancouver Shares” has the meaning ascribed to such term in Section 1.1(b).

(z) “Kelron Vancouver USA” means that certain Unanimous Shareholders Agreement relating to Kelron Vancouver dated April 1, 2005 between Howard Breslaw, Benamyze Holdings Ltd., the Company and Kelron Vancouver.

(aa) “Lien” means any mortgage, pledge, security interest, encumbrance, title defect, lien or charge of any kind (including the filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (“PPSA”), hypothecs for movable property under the Civil Code of Quebec and the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien, or charge).

(bb) “Loss” means any loss, liability, damage, cost, expense, charge, fine, penalty or assessment including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise and all interest, punitive damages, fines, penalties and reasonable professional fees and disbursements.

(cc) “Material Adverse Change (or Effect)” means a change (or effect) in the financial condition, properties, assets, liabilities, rights, obligations, operations, business or prospects of the Company and any Subsidiary, taken as a whole, which change (or effect) individually or in the aggregate, is materially adverse to such condition, properties, assets, liabilities, rights, obligations, operations, business, or prospects; provided, that in no event shall any of the following be taken into account in the determination of whether a Material Adverse Change (or Effect) has occurred: (a) any change in GAAP; (b) any change resulting from conditions affecting any of the industries in which the Company or any Subsidiary operates or from changes in general business, financial, political, capital market or economic conditions (including any change resulting from any hostilities, war or military or terrorist attack) (provided that such change or effect does not affect the Company or any Subsidiary in a substantially disproportionate manner as compared to similarly situated companies); or (c) any change resulting from the compliance by the Seller Parties with the terms of, or the taking of any action by the Seller Parties contemplated or permitted by, this Agreement.

(dd) “Material Contract” means all Contracts that are material to the business and operations of the Company or any Subsidiary, including, but not limited to, all of the following types of Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties is bound: (a) Contracts that involve performance of services or delivery of goods or materials by or to the Company or any Subsidiary of an amount or value in excess of one hundred thousand dollars ($100,000) in annual gross revenue based upon the twelve months ended April 30, 2012; (b) Contracts that were not entered into in the ordinary course of business; (c) leases with respect to the Leased Real Property; (d) mortgages, indentures, loan or credit agreements, security agreements, and other agreements and instruments relating to the borrowing of money or extension of credit; (e) leases for machinery, equipment, motor vehicles, furniture, office equipment, or other personal property; (f) Contracts with any of the Seller Parties or Affiliates of any of the Seller Parties; (g) licensing agreements or other written Contracts with respect to Intellectual Property; (h) joint venture, partnership, or other Contracts (however named) involving a sharing of profits, Losses, costs, or liabilities by the Company or any Subsidiary with any other Person; (i) Contracts containing covenants (including, without limitation, non-solicit, non-compete, non-disparagement, and similar provisions) that in any way purport to restrict the Company, any Subsidiary, or any of their key employees or the continued operation of the Business or any Subsidiary’s business or the expansion thereof to other geographical areas, customers, and suppliers or lines of business; (j) Contracts providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods or services; (k) powers of attorney; (l) custom bonds and letters of credit; (m) Contracts, excluding those with an amount or value less than fifty thousand dollars ($50,000) in annual gross revenue, where the consequences of a breach or default thereunder, or the termination, expiration, or cancellation thereof, would reasonably be expected to have a Material Adverse Effect; (n) employment, independent contractor, and consulting Contracts; (o) Contracts for capital expenditures in excess of ten thousand dollars ($10,000); (p) contracts in writing with each of the Significant Customers listed in Schedule 2.20; and (q) any amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing; provided, however, that the term “Material Contract” shall not include any Plan.

(ee) “Notes” means the 2387 Note and the 2393 Note.

(ff) “Permitted Lien” means (i) Liens for Taxes not yet due and payable (or the subject of an extension) or being contested in good faith by appropriate procedures); (ii) mechanics, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business or for amounts that are not delinquent and which are reflected in the calculation of Final Working Capital as of the Effective Time or are set forth on the Current Balance Sheets; (iii) easements, encroachments, rights of way, zoning ordinances and other similar encumbrances or minor imperfections in title affecting the Leased Real Property which do not impede the Business or any Subsidiary’s business as currently conducted; (iv) Liens, if any, created as a result of any act taken by or through XPO or any of its Affiliates; (v) the right reserved to or vested in any Governmental Authority by any statutory provision; and (vi) any non-exclusive license of Intellectual Property granted in the ordinary course of business.

(gg) “Person” means an individual, partnership, corporation, limited liability company, business trust, joint Share company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

(hh) “Shareholder Loans” has the meaning ascribed to such term in Section 2.4(e).

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1 Expenses.

Except as otherwise herein expressly provided, each Party shall bear its own expenses (including without limitation fees of their respective attorneys, consultants and experts) incurred by such Party in connection with this Agreement or the consummation of the Transaction.

8.2 Notices.

All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by recognized overnight courier service on the Party to whom notice is to be given, on receipt of confirmation of good transmission by facsimile, sent via electronic email or other form of electronic communication with proof of receipt of confirmation, or on the fourth day after mailing if mailed to the Party to whom notice is to be given by first class mail, registered or certified, return receipt requested, postage prepaid, and properly addressed as follows:

To the XPO Companies:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, CT 06831

Attention:         General Counsel

e-mail:              gordon.devens@xpologistics.com

with a copy, which shall not constitute notice, to:

Gowling Lafleur Henderson LLP

One First Canadian Place, Suite 1600

Toronto, ON M5X 1G5

Attention:         Nurhan Aycan

e-mail:              nurhan.aycan@gowlings.com

To the Designated Seller Parties Representative:

To Matthews and 393 Ontario:

16 Alpen Grove Court,

Heidelberg, Ontario N0B 2M1

Attention: Keith Matthews

e-mail:

to Bennett & 387 Ontario:

60 Old Mill Road, #1001,

Oakville, Ontario L6J 7V9

Attention: Geoff Bennett

e-mail:

with a copy to, which shall not constitute notice, to:

Pallett Valo LLP

Lawyers and Trade-Mark Agents

90 Burnhamthorpe Road West, Suite 1600

Mississauga, Ontario L5B 3C3

Attention:         Murray Gottheil

e-mail:              gottheil@pallettvalo.com

Any Party may change its address for notice by written notice given to the other Parties in accordance with this Section.

Each of the Seller Parties hereby agrees and covenants that any notice delivered to the Seller Party designated in this Section as the Seller Parties representative (the “Designated Seller Parties Representative”), as may be amended by written notice to XPO signed by all of the Seller Parties, from time to time, shall constitute deemed delivery of such notice to all of the Seller Parties. Furthermore, any consent required to be obtained from the Seller Parties, or any one of them, shall be deemed obtained from such Seller Parties, or the relevant Seller Party, as the case may be, when such consent has been obtained from the Designated Seller Parties Representative.

8.3 Further Assurances.

The Parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall execute and deliver to each other such other documents, and do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the Transaction. Each of the Parties agrees to cooperate with the other in the preparation and filing of all forms, notifications, reports and information, if any, required or reasonably deemed advisable pursuant to any law, rule or regulation in connection with the Transaction.

8.4 Indebtedness Adjustment.

In the event that the Bank Indebtedness, net of cash on deposit, is determined to be less than the sum of $766,000, then XPO shall pay to the Sellers, or as they may in writing otherwise direct, the amount equal to the difference that results from subtracting the actual Bank Indebtedness outstanding as at the Effective Time from said sum $766,000.

Similarly, in the event that the amount of the Issued Cheques actually cashed is determined to be less than the sum of $4,562,000, then XPO shall pay to the Sellers, or as they may in writing otherwise direct, the amount equal to the difference that results from subtracting the amount of Issued Cheques which have been cashed from $4,562,000.

Any of the adjustments referenced in this Section shall constitute an adjustment to the Gross Proceeds, which will be applied to adjust the Share Purchase Price.

8.5 Retention of and Access to Records.

XPO shall maintain copies of all of the Company’s records for a period of at least five years after the Effective Time. XPO also shall provide the Sellers reasonable access to such records, during normal business hours, to enable them to prepare financial statements or Tax Returns, deal with tax audits, or any similar and reasonable business purpose specified by the Sellers.

8.6 Personal Effects.

The Parties agree that the Seller Parties shall be entitled to the contents of their respective offices at the Company’s head office, including furnishings but not including Company computers and telephones, and that the Seller Parties shall be entitled to the hockey paraphernalia located at the Company premises.

8.7 Tax Matters.

XPO will cause to be prepared and filed on a timely basis all Tax Returns for the Company and each Subsidiary for any period which ends on or before the Effective Time and for which Tax Returns have not been filed as of the Effective Time. XPO will also cause to be prepared and filed on a timely basis all Tax Returns for the Company and each Subsidiary for all Straddle Periods (all these Tax Returns together with the Tax Returns referred to in the first sentence of this Section being referred to as “Stub Period Returns”). XPO shall employ the services of Zeifmans LLP to prepare the Stub Period Returns. The Sellers and XPO will co-operate fully with each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation of the 2012 audited financial statements of the Company and all Stub Period Returns and will preserve that data and other information until the expiration of any applicable limitation period for maintaining books and records under any applicable Tax law with respect to the Stub Period Returns. XPO will provide to the Company’s auditor for its review a copy of the Stub Period Returns and the Sellers shall approve each Stub Period Return prior to its filing and will pay to XPO the costs (including a reasonable allocation of internal costs) of the preparation and filing of the Stub Period Returns. In addition, XPO will cause the Company to make, and file, an election under subsection 256(9) of the ITA in its Tax Return under the ITA for the Tax year ending immediately before XPO’s acquisition of control of the Company on the Effective Time, such that subsection 256(9) of the ITA does not apply, and XPO’s acquisition of control of the Company for the purposes of the ITA occurs at the Effective Time, and not at the beginning of the Effective Time. “Straddle Period” means any taxation period of the Company or a Subsidiary ending after the Effective Time which commenced before the Effective Time and includes a period before the Effective Time.

8.8 Pre-Effective Time Transfers and Call Notices.

The Seller Parties hereby covenant that they have taken all steps and made all necessary filings and complied with all Legal Requirements in connection with: (a) the transfer to the Sellers of the capital stock of North American Distribution Logistics Inc. and its warehouse business prior to the Effective Time; (b) the transfer of the life insurance assets of the Company in settlement of indebtedness due to the Sellers prior to the Effective Time; and (c) causing Kelron Montreal to exercise the Call Notice for the acquisition of the Kelron TCL Shares held by the minority shareholders thereof. The Sellers will provide XPO reasonable access, during business hours, to the books and records and other relevant materials relevant to the transferred assets described above upon reasonable request of XPO, from time to time, in connection with XPO’s requirement to comply with any Legal Requirement or judicial process or request for information to which XPO is compelled to comply.

8.9 Kelron Cleveland.

The Seller Parties hereby covenant that they have taken all steps and made all necessary filings and complied with all Legal Requirements in connection with transferring or causing the transfer of assets owned by Kelron Cleveland to occur pursuant to the terms of the Kelron Cleveland APA. The Seller Parties understand and agree that this covenant and the granting of the representation and warranty in Section 2.24 of this Agreement amounts to a guarantee of the obligations of Kelron Cleveland under the Kelron Cleveland APA and the Seller Parties hereby each willingly agree to enter into such obligations for the benefit of XPO and its affiliates.

8.10 Confidentiality; Publicity.

Except as may be required by law, rule, regulation, or pursuant to a stock exchange listing agreement or as otherwise permitted or expressly contemplated herein, no Party and none of their respective Affiliates, employees, agents, and representatives shall disclose to any third party this Agreement, the subject matter or terms hereof or any confidential information or other proprietary knowledge concerning the business or affairs of any other party which it may have acquired from such party in the course of pursuing the transactions contemplated by this Agreement without the prior written consent of the other parties hereto; provided, that any information that is otherwise publicly available, without breach of this provision, or has been obtained from a third party without a breach of such third party’s duties, shall not be deemed confidential information, and after the Effective Time XPO shall not be restricted with respect to any confidential information of the Company or any Subsidiary . XPO and its Affiliates may issue such press releases and other public announcements concerning the transactions provided herein as they desire in their sole discretion. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any of the Seller Parties without the prior written approval of XPO.

8.11 Governing Law; Forum.

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts-of-laws principles that would require the application of any other law. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

8.12 Entire Agreement.

This Agreement, the Ancillary Documents and the attached Schedules contain the entire agreement among the Parties hereto and supersede all prior agreements among the Parties hereto with respect to the Transaction. All Schedules referred to herein are intended to be, and hereby are, specifically made a part of this Agreement.

8.13 Assignment.

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, legal representatives, and permitted assigns. This Agreement may not be assigned by any Seller Party without the prior written consent of XPO or its assignee as the case may be.

8.14 Brokers or Finders.

Each Party shall be solely responsible for, and shall indemnify and defend the other Party from and against, any obligation or liability, contingent or otherwise, for brokerage or finders’ fees, commissions or other similar payments payable to any broker, agent or similar intermediary that asserts a claim against such indemnifying Party in connection with the Transaction.

8.15 Severability.

If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance therefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision there shall be automatically added as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and still be legal, valid and enforceable.

8.16 Amendments.

This Agreement shall not be changed or terminated orally and no waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by a written instrument duly executed by the Party to be charged therewith.

8.17 Headings.

Paragraph headings herein are for convenience only and shall not affect the interpretation of any provision.

8.18 Counterparts; Electronic Delivery.

This Agreement may be executed in one or more counterparts, all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed copy of this Agreement by telecopy or other means of electronic communication producing a printed copy will be deemed to be an execution and delivery of this Agreement on the date of such communication by the Parties so delivering such a copy. Any Party so delivering such a copy via electronic communication shall deliver an executed original of this Agreement to the other Parties upon request.

8.19 Construction.

This Agreement is the joint product of the Parties, and each provision hereof has been subject to mutual consultation, negotiation, and agreement of the Parties and shall not be construed for or against any Party hereto. The word “including” means “including without limitation.” The Parties intend that each representation, warranty, and agreement contained in this Agreement will have independent significance. If any Party has breached any representation, warranty, or agreement in any respect, the fact that there exists another representation, warranty or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement. A statement that an item is listed, disclosed, or described means that it is correctly listed, disclosed, or described, and a statement that a copy of an item has been delivered means a true and correct copy of the item has been delivered. All references to dollar amounts is to the lawful currency of Canada unless otherwise indicated. All references to the knowledge of a Person means after such Person has conducted a diligent enquiry into such fact or matter, but without having conducted any third party investigation or verification.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

XPO LOGISTICS CANADA INC.

		Per	/s/ Gordon Devens
Name: Gordon Devens
Title: SVP & GC

1272387 ONTARIO INC.

		Per	/s/ Geoffrey Bennett
Name: Geoffrey Bennett
Title: President

1272393 ONTARIO INC.

		Per	/s/ Keith L. Matthews
Name: Keith L. Matthews
Title: President

	)	/s/ Keith Matthews
Witness	)	Keith Matthews, individually
)

	)	/s/ Geoff Bennett
Witness	)	Geoff Bennett, individually
)

XPO LOGISTICS, INC. – GUARANTEE

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by XPO Logistics, Inc., a Delaware corporation (the “XPO Guarantor”), and the XPO Guarantor hereby covenants and agrees in favour of the Seller Parties as follows:

Each of the obligations of XPO contained in this Agreement, including any documents, agreements, covenants, schedules or exhibits referred to herein or therein, to which XPO is a party are hereby guaranteed in its entirety by as of and from the Effective Time (collectively, the “Guaranteed Liabilities”). Furthermore, XPO Guarantor covenants that:

1. The XPO Guarantor certifies to the Seller Parties that XPO Logistics Canada Inc. is a subsidiary or affiliate of the XPO Guarantor;

2. The Seller Parties shall not be bound to exhaust their recourse against XPO or others or any securities or other guarantees they may at any time hold before being entitled to payment from the XPO Guarantor;

3. Without prejudice to or in any way limiting or lessening the XPO Guarantor’s liability and without obtaining the consent of or giving notice to the XPO Guarantor, the Seller Parties may grant time, renewals, extensions, indulgences, releases and discharges to and accept compositions from or otherwise deal with XPO and others, including the XPO Guarantor and any other guarantor as the Seller Parties may see fit, and may take, abstain from taking or perfecting, vary, exchange, renew, discharge, give up, realize on or otherwise deal with securities and guarantees in such manner as the Seller Parties may see fit; and

4. This guarantee shall not be discharged or otherwise affected by any change in the name of XPO or in the objects, restrictions on the business that may be carried on or on the powers that may be exercised by, capital structure or constitution of XPO or by the sale of the XPO’s business or any part thereof or by XPO being amalgamated with a corporation, but shall notwithstanding any such event, continue to apply to all Guaranteed Liabilities whether theretofore or thereafter incurred; and in the case of XPO being amalgamated with a corporation, this guarantee shall apply to the liabilities of the resulting partnership or corporation, and the term “XPO” shall include each such resulting partnership and corporation.

DATED this 3rd day of August, 2012.

XPO LOGISTICS, INC.

Per	/s/ G. Devens
Name: G. Devens
Title: SVP, GC